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	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0058 Expires:March 31,2006 Estimated average burden hours per response2.50

	FORM 12b-25	SEC FILE NUMBER

	NOTIFICATION OF LATE FILING	000 24985

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR		CUSIP NUMBER
☐ Form N-CSR		69511V207

For Period Ended: June 30, 2007

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant

PacificNet Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

23/F, Tower A, Timecourt, No. 6 Shuguang Xili

City, State and Zip Code

Chaoyang District, Beijing, China 100028

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of PacificNet Inc. on Form 10-Q could not be filed within the prescribed time period because the Company’s financial statements were not completed. As a result, the Company could not obtain the necessary review of the financial statements by its independent public accountants on a timely basis.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mitchell S. Nussbaum, Esq.	212	407-4159
	(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐ No
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PacificNet Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: August 15, 2007	By: /s/ Victor Tong Name: Victor Tong Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

PART IV
OTHER INFORMATION

Our financial statements for the three and six months ended June 30, 2007 will differ significantly from the three and six months ended June 30, 2006, as there will be no earnings reported for ChinaGoHi, which was sold in November 2006, and limited earnings reported for Linkhead Technology Beijing Limited, PacificNet Telecom Solutions, Inc., PacificNet Power Limited, PacificNet Clickcom Limited and Guangzhou 3G Information Technology Co., Ltd., each of which the Registrant sold a majority of its equity interests during the three month period ended June 30, 2007, and Guangzhou 3G Information Technology Co., Ltd., which the Registrant sold all of its equity interest during the three month period ended June 30, 2007.

The three and six months ended June 30, 2007 will also reflect earnings from our new subsidiary, PacificNet Games Limited